Quantum Corporation

Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended	For the year ended March 31,

	June 29, 2003	2003	2002	2001	2000	1999

Income (loss) from continuing operations before income taxes	(6,278)	(137,173)	(58,612)	309,675	322,585	264,318
Add fixed charges	6,675	26,628	27,650	23,876	24,011	23,007

Earnings (as defined)	397	(110,545)	(30,962)	333,551	346,596	287,325

Fixed charges
Interest expense	6,408	25,378	26,522	22,766	23,320	22,367
Estimated interest component of rent expenses	267	1,250	1,128	1,110	691	640

Total fixed charges	6,675	26,628	27,650	23,876	24,011	23,007

Ratio of earnings to fixed charges (1)	Note 1	Note 1	Note 1	14.0	14.4	12.5

Pro forma ratio of earnings to fixed charges

Income (loss) from continuing operations before income taxes	(6,278)	(137,173)
Add-back interest on 7% convertible subordinated debt	5,031	20,125
Less interest on 4.375% convertible subordinated debt	(1,750)	(7,000)
Pro forma fixed charges	3,394	13,503

Pro forma earnings (as defined)	397	(110,545)

Total fixed charges	6,675	26,628
Add-back interest on 4.375% convertible subordinated debt	1,750	7,000
Less interest on 7% convertible subordinated debt	(5,031)	(20,125)

Pro forma fixed charges	3,394	13,503

Ratio of earnings to fixed charges	Note 2	Note 2

(1)

For the purpose of calculating such ratios, "earnings" consist of income from continuing operations before income taxes plus fixed charges and "fixed charges" consist of interest expense (net of capitalized portion), capitalized interest, amortization of debt discount and the portion of rental expense representative of interest expense. Earnings before fixed charges were inadequate to cover total fixed charges by $137.2 million and $58.6 million for the fiscal years ended March 31, 2003 and March 31, 2002, respectively, and by $6.3 million for the three months ended June 29, 2003.

(2)

The pro forma ratio of earnings to fixed charges gives effect to the issuance of the notes and the use of the net proceeds from the issuance to reduce our 7% convertible subordinated notes. Regulation S-K section 229.503(d) under the Securities Act requires that we include these pro forma ratios. Pro forma earnings before fixed charges were inadequate to cover total pro forma fixed charges by $124.0 million for the fiscal year ended March 31, 2003 and by $3.0 million for the three months ended June 29, 2003.